FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 17 February 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc (the 'Company')

Conditional Share Awards

This notification sets out the vesting details of Deferred Bonus Awards over Ordinary Shares and American Depositary Shares made in 2014 under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan (DABP) and the associated Matching Awards, which were subject to relevant business performance conditions.  The three-year performance period for the 2014 awards commenced on 1 January 2014 and ended on 31 December 2016 and the restricted period has come to an end.

The performance measure vesting details are as follows:

Portion of the Award	Measure	Outcome	Overall outcome
1/3rd	Adjusted free cash flow - The Company did not meet the threshold level of performance for adjusted free cash flow for the three year period.	Lapsed in full	0%
1/3rd	TSR measure - For the three years ending 31 December 2016, the Company's TSR ranked 9th (i.e. below median) against a comparator group of 10 global pharmaceutical companies including GSK.	Lapsed in full	0%
1/3rd	R&D New Products sales measure - For the three year period, the Company achieved New Product sales calculated in accordance with the principles for the measure of £6.717bn, which was above the maximum vesting level of £4.428bn (the threshold level was £3.623bn) after appropriate adjustments for the implications of the three-part transaction with Novartis.	Vested in full	33.33%
	Total vesting for 2014 award Lapsed		33.33% 66.67%

The notifications that follow are for awards made to Persons Discharging Managerial Responsibilities (PDMRs) and show the vesting of the Deferred Bonus Awards including dividends accrued and the proportion of the Matching Awards i.e., conditional awards that vested including dividends accrued on the awards which vested in the same proportion, subject to performance, as the underlying shares on 16 February 2017. The balance of these awards made to each PDMR has lapsed.

The closing prices of an Ordinary Share and of an ADS of GlaxoSmithKline plc at the point of vesting on 16 February 2017 were £16.17 and $40.92 respectively.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Sir Andrew Witty
b)	Position/status	Chief Executive Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares released on awards granted in 2014 under the Company's 2009 Deferred Annual Bonus Plan-Deferred Bonus and Matching Awards.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	67,867 (Deferred)
		£0.00	22,621 (Matching)
d)	Aggregated information Aggregated volume Price	90,488 £0.00
e)	Date of the transaction	2017-02-16
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms Emma Walmsley
b)	Position/status	CEO Designate
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares released on awards granted in 2014 under the Company's 2009 Deferred Annual Bonus Plan-Deferred Bonus and Matching Awards.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	14,860 (Deferred)
		£0.00	4,954 (Matching)
d)	Aggregated information Aggregated volume Price	19,814 £0.00
e)	Date of the transaction	2017-02-16
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R G Connor
b)	Position/status	President, Global Manufacturing & Supply
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares released on awards granted in 2014 under the Company's 2009 Deferred Annual Bonus Plan-Deferred Bonus and Matching Awards.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	13,284 (Deferred)
		£0.00	4,428 (Matching)
d)	Aggregated information Aggregated volume Price	17,712 £0.00
e)	Date of the transaction	2017-02-16
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr S Dingemans
b)	Position/status	Chief Financial Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares released on awards granted in 2014 under the Company's 2009 Deferred Annual Bonus Plan-Deferred Bonus and Matching Awards.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	22,448 (Deferred)
		£0.00	7,483 (Matching)
d)	Aggregated information Aggregated volume Price	29,931 £0.00
e)	Date of the transaction	2017-02-16
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr S A Hussain
b)	Position/status	President, Global Pharmaceuticals
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares released on awards granted in 2014 under the Company's 2009 Deferred Annual Bonus Plan-Deferred Bonus and Matching Awards.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	9,743 (Deferred)
		£0.00	3,248 (Matching)
d)	Aggregated information Aggregated volume Price	12,991 £0.00
e)	Date of the transaction	2017-02-16
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D S Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares released on awards granted in 2014 under the Company's 2009 Deferred Annual Bonus Plan-Deferred Bonus and Matching Awards.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	12,115 (Deferred)
		£0.00	4,039 (Matching)
d)	Aggregated information Aggregated volume Price	16,154 £0.00
e)	Date of the transaction	2017-02-16
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr M M Slaoui
b)	Position/status	Chairman, Global Vaccines
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	GlaxoSmithKline plc American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	The number of ADSs released on awards granted in 2014 under the Company's 2009 Deferred Annual Bonus Plan--Deferred Bonus and Matching Awards.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	21,645 (Deferred)
		$0.00	7,215 (Matching)
d)	Aggregated information Aggregated volume Price	28,860 $0.00
e)	Date of the transaction	2017-02-16
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms C Thomas
b)	Position/status	SVP, Human Resources
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares released on awards granted in 2014 under the Company's 2009 Deferred Annual Bonus Plan-Deferred Bonus and Matching Awards.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	7,517 (Deferred)
		£0.00	2,506 (Matching)
d)	Aggregated information Aggregated volume Price	10,023 £0.00
e)	Date of the transaction	2017-02-16
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr P C Thomson
b)	Position/status	SVP, Communications & Government Affairs
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares released on awards granted in 2014 under the Company's 2009 Deferred Annual Bonus Plan-Deferred Bonus and Matching Awards.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	4,528 (Deferred)
		£0.00	1,509 (Matching)
d)	Aggregated information Aggregated volume Price	6,037 £0.00
e)	Date of the transaction	2017-02-16
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D E Troy
b)	Position/status	SVP & General Counsel
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	GlaxoSmithKline plc American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	The number of ADSs released on awards granted in 2014 under the Company's 2009 Deferred Annual Bonus Plan--Deferred Bonus and Matching Awards.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	8,762 (Deferred)
		$0.00	2,920 (Matching)
d)	Aggregated information Aggregated volume Price	11,682 $0.00
e)	Date of the transaction	2017-02-16
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr P J T Vallance
b)	Position/status	President, R&D
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares released on awards granted in 2014 under the Company's 2009 Deferred Annual Bonus Plan-Deferred Bonus and Matching Awards.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	26,863 (Deferred)
		£0.00	8,954 (Matching)
d)	Aggregated information Aggregated volume Price	35,817 £0.00
e)	Date of the transaction	2017-02-16
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 17, 2017

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc